Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 3 to the Registration Statement (Form S-1 No. 333-226959) and related Preliminary Prospectus of AmpliPhi Biosciences Corporation for the registration of shares of its common stock, common warrants to purchase shares of its common stock, and pre-funded warrants to purchase shares of its common stock and to the incorporation by reference therein of our report dated March 14, 2018, with respect to the consolidated financial statements of AmpliPhi Biosciences Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California
October 10, 2018